SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D–9F/A
(Amendment No. 2)
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934 and
Rules 14d-1(b) and 14e-2(c) thereunder
FALCONBRIDGE LIMITED
(Name of Subject Company)
FALCONBRIDGE LIMITED
(Name of Person(s) Filing Statement)
Ontario, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)
Common Shares
(Title of Class of Securities)
306104100
(CUSIP Number of Class of Securities)
Jeffery A. Snow
Senior Vice President and General Counsel
Falconbridge Limited
BCE Place, 181 Bay Street
Suite 200
Toronto, Ontario M5J 2T3
Canada
416-982-7111
(Name, address and telephone number of person
authorized to receive notice and communications
on behalf of the person(s) filing statement)
With copies to:

Garth Girvan, Esq. McCarthy Tétrault LLP Suite 4700 Toronto Dominion Bank Tower Toronto, Ontario M5K 1E6 (416) 362-1812	Kenneth R. Blackman, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000

PART I – INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
ITEM 1. Home Jurisdiction Documents
(a)	Directors’ Circular, dated October 24, 2005 (the “Directors’ Circular”), of Falconbridge Limited (“Falconbridge”) relating to an offer (the “Inco Offer”) by Inco Limited – filed with Falconbridge’s Schedule 14D-9F (File No. 005-62437) filed October 25, 2005 relating to the Inco Offer.

(b)	Notice of Change to Directors’ Circular, dated May 26, 2006 (the “First Notice of Change”), of Falconbridge – filed with Falconbridge’s Amendment No. 1 to Schedule 14D-9F (File No. 005-62437) filed May 30, 2006 relating to the Inco Offer.

(c)	See Exhibit 1.1 – Notice of Change to Directors’ Circular, dated June 29, 2006 (the “Second Notice of Change”), of Falconbridge relating to the Inco Offer.
ITEM 2. Informational Legends
See “Notice to Shareholders in the United States” on the outside front cover of Directors’ Circular, the First Notice of Change and the Second Notice of Change.
PART II – INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
(1)	Not applicable

(2)	Not applicable

(3)	Not applicable
PART III – UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
1.	Undertaking

The person filing this Schedule undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

2.	Consent to Service of Process
(a)	At the time of the initial filing of this Schedule, Falconbridge filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)	Any change to the name or address of Falconbridge’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing Falconbridge’s file number.

PART IV – SIGNATURES
By signing this Schedule, the person signing consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with filing on this Schedule 14D-9F or any purchases or sales of any security in connection therewith, may be commenced against them in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FALCONBRIDGE LIMITED
Date: June 29, 2006	By:	/s/ Stephen K. Young
Stephen K. Young
Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 1.1	Notice of Change to Directors’ Circular, dated June 29, 2006, of Falconbridge Limited relating to the Inco Offer.